SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 September 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 September 2014

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

As previously announced, the deferred bonus awards for 2010, 2011, 2012 and 2013 performance would vest in tranches over the period September 2011 to September 2017 and be released in Shares.

In this respect, the Group announces that on 2 September 2014, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Andrew Bester	188,151
Alison Brittain	432,798
Juan Colombás	231,604
António Lorenzo	357,284
David Nicholson	88,494
David Oldfield	118,122
Miguel-Ángel Rodríguez-Sola	237,239
Toby Strauss	128,049
Matt Young	191,447

David Oldfield sold the 118,122 Shares released to him at 75.9259 pence per Share.

Mr Horta-Osório waived his right to be considered for a bonus in 2011.  His conditional bonus awards for 2012 and 2013 performance are subject to deferral for five years and accordingly do not vest in 2014.   The conditional bonus award to Mr Culmer for 2012 performance and to Mr Colombás and Mr Culmer for 2013 performance are subject to deferral until 2015 and 2016 respectively and accordingly do not vest in 2014.

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4.  The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:
Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                                      +44 (0) 20 7356 1714
Media Relations Manager, Corporate
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 03 September 2014